Exhibit 99.12

Company statement of financial position – PartyGaming plc

	Notes	30 September 2010 $million	31 December 2009 $million

Non-current assets
Investments in subsidiaries	2	1,758.4	1,731.5
Current assets
Trade and other receivables	3	172.9	230.0
Cash and cash equivalents		0.2	—

		173.1	230.0

Total assets		1,931.5	1,961.5

Current liabilities
Trade and other payables	4	(72.8)	(93.8)
Non-current liabilities
Trade and other payables	4	(29.0)	(57.7)

Total liabilities		(101.8)	(151.5)

Total net assets		1,829.7	1,810.0

Equity
Share capital	5	0.1	0.1
Share premium account		70.5	68.7
Own shares	5	(4.1)	(4.1)
Retained earnings		229.7	233.9
Capital reserve		1,533.5	1,511.4

Total equity		1,829.7	1,810.0

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

1. Accounting policies

Basis of preparation

The Company’s financial information have been prepared in accordance with those International Financial Reporting Standards including International Accounting Standards (IASs) and interpretations, (collectively ‘IFRS’), published by the International Accounting Standards Board (‘IASB’) which have been adopted by the European Commission and endorsed for use in the EU for the purposes of the Group’s full year financial statements.

The company financial information comply with the Gibraltar Companies (Accounts) Act 1999 and the Gibraltar Companies Act 1930 (as amended). Statutory accounts for the year ended 31 December 2009 were filed with Companies House Gibraltar following the Company’s Annual General Meeting.

The following relevant standards, issued by the International Accounting Standards Board (‘IASB’), are effective for the first time in the current financial year and have been adopted by the Company with no significant impact on its consolidated results or financial position:

IFRS 2 (Amended) - Group Cash-settled Share-based Payment Transactions (effective for annual periods beginning on or after 1 January 2010).

IFRS 3 (Revised) - Business Combinations (effective for annual periods beginning on or after 1 July 2009).

The following relevant standard, issued by the IASB, has been adopted early by the company in line with best practice with no significant impact on its consolidated results or financial position:

IAS 32 (Amended) - Classification of Rights Issues (effective for annual periods beginning on or after 1 February 2010).

The following relevant standards and interpretations were issued by the IASB or the IFRIC before the period end but are as yet not effective for the 2010 year end:

IAS 24 (Revised) - Related Party Disclosures (effective for annual periods beginning on or after 1 January 2011).

IFRS 9 - Financial Instruments (effective for annual periods beginning on or after 1 January 2013).

IFRIC 19 - Extinguishing Financial Liabilities with Equity Instruments (effective for annual periods beginning on or after 1 April 2010).

The Company is currently assessing the impact, if any, that these standards will have on the presentation of its results.

Basis of accounting

The Company’s financial information have been prepared under the historical cost convention other than for the valuation of certain financial instruments. The functional and presentational currency used in the preparation of the Company financial statements is US dollars. The functional currency is the currency in which the parent company operates and it reflects the economic substance of the underlying events and circumstances of the Company.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

1. Accounting policies (continued)

Accounting for the Company’s acquisition of the controlling interest in PartyGaming Holdings Limited

The Company’s controlling interest in its directly held, wholly-owned subsidiary, PartyGaming Holdings Limited (formerly Headwall Ventures Limited), was acquired through a transaction under common control, as defined in IFRS 3 - Business Combinations. The Directors note that transactions under common control are outside the scope of IFRS 3 and that there is no guidance elsewhere in IFRS covering such transactions.

IFRS contain specific guidance to be followed where a transaction falls outside the scope of IFRS. This guidance is included at paragraphs 10 to 12 of IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. This requires, interalia, that where IFRS does not include guidance for a particular issue, the Directors may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards. In this regard, it is noted that the United States Financial Accounting Standards Board (FASB) has issued an accounting standard covering business combinations (FAS 141) that is similar in a number of respects to IFRS 3.

In contrast to IFRS 3, FAS 141 does include, as an Appendix, limited accounting guidance for transactions under common control which, as with IFRS 3, are outside the scope of that accounting standard. The guidance contained in FAS 141 indicates that a form of accounting that is similar to pooling of interests accounting, which was previously set out in Accounting Practices Board (APB) Opinion 16, may be used when accounting for transactions under common control.
Having considered the requirements of IAS 8, and the guidance included within FAS 141, it is considered appropriate to use a form of accounting which is similar to pooling of interests when dealing with the transaction in which the Company acquired its controlling interest in PartyGaming Holdings Limited.

Investments in subsidiaries
Investments in subsidiaries held by the Company are carried at cost less any impairment in value.

At the end of each reporting period, the Company reviews the carrying amounts of its investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the investments is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the current market value of the shares of the Company. Where an impairment loss subsequently reverses, the carrying amount of the investment is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the initial cost. An impairment loss and reversal of an impairment loss is recognised as a movement in the capital reserve.

Foreign currency

Transactions entered into by the Company in a currency other than the currency of the primary economic environment in which it operates (the ‘functional currency’) are recorded at the rates ruling when the transactions occur. Foreign currency monetary assets and liabilities are translated at the rates ruling at the end of the reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognised immediately in the statement of comprehensive income, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation, in which case exchange differences are recognised in a separate component of equity.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

1. Accounting policies (continued)

Share-based payments
The Company has applied the requirements of IFRS 2 - Share-based Payments. The Company issues equity settled share-based payments to certain employees.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period and based, for those share options which contain only non-market vesting conditions, on the Company’s estimate of the shares that will eventually vest. Fair value is measured by use of a suitable option pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

For cash-settled share-based payment transactions, the goods or services received and the liability incurred are measured at the fair value of the liability. Up to the point at which the liability is settled, the fair value of the liability is re-measured at each reporting date and at the date of settlement, with changes being recorded in statement of comprehensive income. The Company records the expense based on the fair value of the share-based payments on a straight-line basis over the vesting period. For cash payments made by parties related to Principal Shareholders, the charge is recorded when there is a commitment to make the payment.

Where equity instruments of the parent company or a subsidiary are transferred, or cash payments based on the Company’s (or a subsidiary’s) share price are made, by shareholder(s) or entities that are effectively controlled by one or more shareholder(s), the transaction is accounted for as a share-based payment, unless the transfer or payment is clearly for a purpose other than payment for goods or services supplied to the Company or its subsidiaries.

Where equity instruments are transferred by one or more shareholder(s), the amount recorded in reserves is included in the share-based payment reserve. Where a cash payment is made, this is recorded as a capital contribution.

Treasury shares

The consideration paid or received for the purchase or sale of treasury shares is recognised directly in equity. The cost of treasury shares held is presented as a separate reserve (‘own shares’). Any excess of the consideration received on the sale of treasury shares over the weighted average cost of the shares sold is credited to the share premium account.

Provisions and contingent liabilities

The Group recognises a provision in the balance sheet when it has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation.

Where the Group has a possible obligation as a result of a past event that may, but probably will not, result in an outflow of economic benefits, no provision is made. Disclosures are made of the contingent liability including, where practicable, an estimate of the financial effect, uncertainties relating to the amount or timing of outflow of resources, and the possibility of any reimbursement.

Where time value is material, the amount of the related provision is calculated by discounting the cashflows at a pre-tax rate that reflects market assessments of the time value of money and any risks specific to the liability.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

1. Accounting policies (continued)

Financial assets

Trade and other receivables represent short-term monetary assets which are recognised at fair value less impairment and other related provisions, which are recognised when there is objective evidence (primarily default or significant delay in payment) that the Company will be unable to collect all of the amounts due. The amount of such a provision is the difference between the net carrying amount and the present value of the future expected cashflows associated with the impaired receivable.

Cash comprises cash in hand and balances with financial institutions. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash. They include unrestricted short-term bank deposits originally purchased with maturities of three months or less.

Financial liabilities

The Group’s financial liabilities are all categorised as financial liabilities measured at amortised cost. Financial liabilities comprise trade payables and other short-term monetary liabilities which are initially recognised at fair value and subsequently carried at amortised cost using the effective interest rate method, which ensures that interest expense over the period to repayment is at a constant rate on the balance of the liability carried in the consolidated statement of financial position.

Share capital

Financial instruments issued by the Group are treated as equity only to the extent that they do not meet the definition of a financial liability. The Group’s ordinary shares are classified as equity instruments.

Dividends

Dividends are recognised when they become legally payable. In the case of interim dividends to equity shareholders, this is when declared by the Directors. In the case of final dividends, this is when approved by the shareholders at the Annual General Meeting.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

2. Investments in subsidiaries

The company has the following investments in subsidiary undertakings:

$million

As at 1 January 2009	1,171.3
Options issued to employees of subsidiary undertakings	6.6
Reversal of impairment	553.6

As at 31 December 2009	1,731.5
Options issued to employees of subsidiary undertakings	4.8
Reversal of impairment	22.1

As at 30 September 2010	1,758.4

The investment in the subsidiary undertakings is stated at its recoverable amount which is cost less impairment.

The Company is the holding company of the Group. The following table shows details of the Company’s principal subsidiary undertakings, each of which is wholly-owned by a member of the Group, the issued share capital of each is fully paid and each are included in the consolidated accounts of the Group:

Name of subsidiary undertaking	Country of incorporation	Principal business

Bay Management Limited	Gibraltar	Management and IT services
Cashcode Limited	United Kingdom	Marketing services
ElectraGames Limited	Gibraltar	IT services
ElectraWorks (Alderney) Limited	Channel Islands	IT services
ElectraWorks Limited	Gibraltar	Online gaming
EZE International Limited	Gibraltar	Transaction services
GB Services Eood	Bulgaria	IT and customer support services
iGlobalMedia Entertainment Limited	Gibraltar	Online gaming
iGlobalMedia Marketing (Gibraltar) Limited	Gibraltar	Marketing services
iGlobalMedia Marketing (Israel) Limited	Israel	Marketing support services
iGlobalMedia Marketing (UK) Limited	United Kingdom	Marketing support services
IVY Comptech Private Limited	India	IT and customer support services
PartyGaming IA Limited	Bermuda	Intellectual asset management
Paytech International Limited	Gibraltar	Transaction services
PB (Italia) Srl	Italy	Online gaming
PGB Limited	Gibraltar	Online gaming
PKR Services Limited	Gibraltar	Transaction services
WPT Enterprises Inc	US	Land-based poker events

3. Trade and other receivables

	30 September 2010 $million	31 December 2009 $million

Prepayments	0.4
Due from Group companies	172.5	230.0

	172.9	230.0

The Directors consider that the carrying amount of trade and other receivables approximates to their fair values, which is based on estimates of amounts recoverable. The recoverable amount is determined by calculating the present value of expected future cashflows.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

4. Trade and other payables

	30 September 2010 $million	31 December 2009 $million

Amounts due under Non-Prosecution Agreement	29.6	29.7
Other payables	1.3	1.6
Due to Group companies	41.9	62.5

Current liabilities	72.8	93.8

Amounts due under Non-Prosecution Agreement	29.0	57.7

Later than 1 year but not later than 5 years	29.0	57.7

Non-current liabilities	29.0	57.7

On 6 April 2009 the Group entered into a Non-Prosecution Agreement with the USAO. Under the terms of the agreement, the USAO will not prosecute the Group for providing internet gambling services to customers in the US prior to the enactment of the UIGEA and the Group agreed to pay $105 million, payable in semi-annual instalments over a period ending on 30 September 2012. The amount due under the Non-Prosecution Agreement of $58.6 million is recognised at fair value and carried at amortised cost using an effective interest rate of 2%.

Other payables comprise amounts outstanding for trade purchases and other ongoing costs. The average credit period for trade purchases is 30 days. The carrying amount of other payables approximates to their fair value which is based on the net present value of expected future cashflows.

The non-discounted book values for these amounts are as follows:

	30 September 2010 $million	31 December 2009 $million

Within one year	30.0	30.0
Later than one year but not later than five years	30.0	60.0

	60.0	90.0

5. Share capital

Ordinary shares

	Issued and fully paid $	Number million

As at 1 January 2010	104,059	412.4
Employee share options exercised during the year	193	0.5

As at 30 September 2010	104,188	412.9

Shares issued are converted into US dollars at the exchange rate prevailing on the date of issue. The issued and fully paid share capital of the Group amounts to $104,187.76 and is split into 412,907,302 ordinary shares. The share capital in UK sterling is £61,936.10 and translates at an average exchange rate of 1.6822 US dollars to £1 sterling.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar

5. Share capital (continued)

Authorised share capital and significant terms and conditions

On 7 May 2009 the Company’s authorised share capital was increased from £75,000 divided into 500 million ordinary shares with a par value of 0.015 pence each, to £105,000 divided into 700 million ordinary shares of 0.015 pence each. All issued shares are fully paid. The holders of ordinary shares are entitled to receive dividends when declared and are entitled to one vote per share at meetings of the Company. The Trustee of the Employee Trust has waived all voting and dividend rights in respect of shares held by the Employee Trust.

Treasury shares

	Own share reserve $million	Number million

As at 1 January 2010	(4.1)	4.6
Employee share options exercised during the year	—	(0.4)

As at 30 September 2010	(4.1)	4.2

As at 30 September 2010 4,216,319 (31 December 2009: 4,564,628) ordinary shares were held as treasury shares by the Employee Trust.

PartyGaming Plc Regal House, 3 Queensway, Gibraltar Tel: +350 200 78700 Fax: +350 200 48521 www.partygaming.com Company Registration Number: 91225 Registered Office: 711 Europort, Gibraltar